UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

Talon International, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

87484F108
(CUSIP Number)

Leonard Frederick Milner Perrtech Pty Limited Level 3, 100 New South Head Road Edgecliff NSW 2027, Sydney, Australia Telephone: +61 2 9318 9404

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 7)

_____________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87484F108	13D	Page 2 of 7

1	NAME OF REPORTING PERSON Perrtech Pty Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 8,333,333
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 8,333,333
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,333,333
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 87484F108	13D	Page 3 of 7

1	NAME OF REPORTING PERSON Leonard Frederick Milner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS None
5	CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 8,333,333
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 8,333,333
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,333,333
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14		TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

The name of the issuer is Talon International, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 21900 Burbank Blvd., Suite 270, Woodland Hills, California 91367. The title of the class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock of the Issuer, par value $0.001 per share (the “Common Stock”)

Item 2. Identity and Background.

(a)      This Schedule 13D is filed by Perrtech Pty Limited (“Perrtech”) and Leonard Frederick Milner (“Milner”). Perrtech and Milner are sometimes referred to together as the “Reporting Persons.”  Milner exercises voting and dispositive power over the securities held by Perrtech. Milner disclaims beneficial ownership of the securities held by Perrtech except to the extent of his pecuniary interest in such securities. The Reporting Persons do not admit they constitute a group.

(b)     The business address of each of the Reporting Persons is Perrtech Pty Limited, Level 3, 100 New South Head Road, Edgecliff NSW 2027, Sydney, Australia.

(c)     The principal business of Perrtech is making and holding investments in various business enterprises.  Milner is the Director of Perrtech.

(d)      During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Perrtech is organized as a foreign entity incorporated in Australia. Milner is a citizen of Australia.

Item 3. Source and Amount of Funds or Other Consideration.

On July 12, 2013, Perrtech used $750,000 to purchase from the Issuer 8,333,333 shares of Common Stock in a private placement pursuant to the terms of a Subscription Agreement dated July 12, 2013 between the Issuer and Perrtech (the “Subscription Agreement”). The funds used to purchase these shares of Common Stock reported in this Schedule 13D were from contributions made by the beneficial owners of Perrtech.

Item 4. Purpose of Transaction.

On July 12, 2013, the Issuer offered and sold to a number of unaffiliated investors, in a private placement transaction, an aggregate of 61,111,109 shares of Common Stock at a price of $0.09 per share, resulting in total proceeds to the Issuer of $5,500,000 (the “Private Placement”). The Reporting Persons acquired the Common Stock reported in this Schedule 13D as part of the Private Placement, pursuant to the Subscription Agreement. Such shares of Common Stock are held by the Reporting Persons for investment purposes.

The Issuer used the funds received from Perrtech and other investors participating in the Private Placement as part of the cash purchase paid by the Issuer to repurchase and redeem all of its previously outstanding shares of Series B Convertible Preferred Stock on July 12, 2013 pursuant to the terms of a Securities Redemption Agreement between the Issuer and CVC California, LLC (such transaction, the “Redemption”). The closing of the Private Placement was expressly conditioned upon the contemporaneous closing of the Redemption transaction.

In connection with the Subscription Agreements the Issuer also entered into a Registration Rights Agreement dated July 12, 2013 with Perrtech and the other investors participating in the Private Placement (the “Registration Rights Agreement“). The Registration Rights Agreement provides for demand registration rights, such that upon the demand of holders of at least 25% of the shares of Common Stock issued in the Private Placement and subject to certain conditions, the Issuer is required to file a Form S-1 registration statement covering the shares issued in the Private Placement and requested to be included in such registration. The Registration Rights Agreement also provides certain piggyback rights, in which the holders of Common Stock acquired in the Private Placement have the right to include those shares in a Company-initiated registration.

The Subscription Agreement is attached hereto as Exhibit 1, and incorporated herein by reference. The Registration Rights Agreement is attached hereto as Exhibit 2, and incorporated herein by reference.

Other than as set forth herein, the Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, renew or reconsider their position and formulate plans or proposals with respect to any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b)    The Reporting Persons beneficially own Common Shares as follows:

Name	Number of shares of Common Stock	Sole or Shared Voting(1)	Sole or Shared Dispositive(1)	% of Total Outstanding(2)

Perrtech	8,333,333	Shared	Shared	9.2%

Milner	8,333,333	Shared	Shared	9.2%

Total:	8,333,333			9.2%

(1)

Perrtech directly beneficially owns the securities identified above in the form of direct ownership of 8,333,333 shares of Common Stock. Milner is the sole director of Perrtech and may be deemed to beneficially own the securities identified above, but disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(2)	The calculation of the percentage is based on 90,757,517 shares of Common Stock outstanding on July 22, 2013.

(c)           No Reporting Person has effected any transactions with respect to the Common Stock in the past 60 days, other than the transaction reported herein.

(d)           No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to the disclosure set forth under Items 3, 4 and 5 of this Schedule 13D, which disclosure is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1: Subscription Agreement dated July 12, 2013 between Talon International, Inc. and Perrtech Pty Limited.

Exhibit 2: Registration Rights Agreement dated July 12, 2013 by and among Talon International, Inc., Perrtech and the other investors participating in the Private Placement.

Exhibit 3: The Joint Filing Agreement dated July 22, 2013 between Perrtech Pty Limited and Leonard Frederick Milner.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: July 22, 2013

PERRTECH PTY LIMITED

By:	/s/ Leonard Frederick Milner
Name:	Leonard Frederick Milner
Title:	Director

/s/ Leonard Frederick Milner
Leonard Frederick Milner, Individually

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